GOLDCORP INC.

NEWS RELEASE

2001: AN EXCELLENT START!
GOLD PRODUCTION UP 240% TO 607,403 oz, COSTS FALL 60% TO $85/oz
CASH FLOW $1.16/SHARE and EARNINGS $0.64/SHARE
SHARE PRICE UP 108% in $CDN, 101% in $US
(All amounts in this news release are expressed in United States dollars, unless otherwise indicated.)

Toronto, February 7, 2002 – GOLDCORP INC. (GG: NYSE; G:TSE) is pleased to announce that its financial and operating results for the year ending December 31, 2001 established record highs for gold production and cash flow and earnings per share, and record lows for production costs. We met or exceeded all previous forecasts. For the year 2001, Goldcorp generated $1.16 and $0.64 per share of cash flow and earnings, respectively. Relative to the year 2000, cash flow increased by 1180% while earnings increased dramatically.

LOW COST PRODUCTION GROWTH

Gold production for 2001 was a record 607,403 ounces at a cash cost of $85 per ounce. Compared to 2000, this represents a 240% increase in production and a 62% decrease in cash costs. The Red Lake Mine, in its first year of commercial operation, produced 503,385 ounces at a cash cost of $59 per ounce!

GOLD IS MONEY!

Goldcorp believes that Gold is Money. Therefore, it has increased its gold bullion holdings during the fourth quarter from 28,000 ounces to 1.1 tonnes or 35,000 ounces. Had this gold been sold, cash flow per share for the fourth quarter and full year 2001, respectively, would have been $0.02 and $0.10 higher than reported, while earnings per share would have been $0.01 and $0.04 higher than reported and cash would have increased by over $9 million. This gold bullion inventory is carried on the balance sheet at cost. We are currently developing a strategy with respect to the potential for more substantial increases in our bullion holdings.

FINANCIAL AND OPERATING RESULTS – UNHEDGED, DEBT FREE FOURTH QUARTER ended DECEMBER 31, 2001

Cash flow from operations was $22.7 million, or $0.28 per share, compared with $8.7 million or $0.11 per share, in the fourth quarter of 2000. Earnings were $12.2 million, or $0.15 per share, compared with a loss of $13.6 million, or a loss of $0.17 per share in the same period of 2000.
Goldcorp Inc. – 2001 Fourth Quarter Results	Page 2

                                FINANCIAL RESULTS

                                      THREE MONTHS ENDED               TWELVE MONTHS ENDED
                                         DECEMBER 31                       DECEMBER 31
                                       2001         2000                2001         2000
                                          (In millions of US dollars, except per share
                                                     and per ounce amounts)
                                    -------------------------------------------------------
REALIZED GOLD PRICE ($/OZ)           $  278       $  274             $   271      $   278
ACTUAL GOLD PRICE ($/OZ)                278          269                 271          279

REVENUES                             $ 39.0       $ 25.7             $ 165.7      $  61.3
OPERATING CASH FLOW                    22.7          8.7                95.6          7.5
  Per Share:   Basic                   0.28         0.11                1.16         0.09
               Diluted                 0.27         0.11                1.14         0.09

REPORTED EARNINGS (LOSS)             $ 12.2       $(13.6)            $  52.8      $ (19.3)
  Per Share:  Basic                    0.15        (0.17)               0.64        (0.24)
              Diluted                  0.14        (0.17)               0.63        (0.24)

BULLION ADJUSTED CASH FLOW
  Per Share:  Basic                  $ 0.30       $ 0.13             $  1.26      $  0.11
              Diluted                  0.29         0.13                1.23         0.11

BULLION ADJUSTED EARNINGS (LOSS)
  Per Share:  Basic                  $ 0.16      $ (0.17)             $ 0.68      $ (0.24)
              Diluted                  0.15        (0.17)               0.67        (0.24)

     During the quarter, gold production was 138,451 ounces at a cash cost of $86 per ounce sold. This compares with 82,074 ounces at a cash cost of $204 per ounce in the fourth quarter 2000. In its 4th quarter of commercial production, the Red Lake Mine produced 113,694 ounces at a cash cost of $60 per ounce sold. The Wharf Mine produced 24,757 ounces at a cash cost of $217 per ounce compared with 23,165 ounces at a cash cost of $204 per ounce during the same period in 2000.

                               OPERATING RESULTS

                                          THREE MONTHS ENDED        TWELVE MONTHS ENDED
                                              DECEMBER 31,              DECEMBER 31,
                                         2001           2000         2001            2000
GOLD PRODUCTION (OZ)
Red Lake Mine                         113,694         58,909      503,385          85,115
Wharf Mine                             24,757         23,165      104,018          93,814
                                      -------         ------      -------         -------
TOTAL                                 138,451         82,074      607,403         178,929

PRODUCTION COSTS (US$/OZ)(1)
RED LAKE MINE(2)
Cash cost                               $  60            n/a        $  59             n/a
Non-cash cost                              28            n/a           33             n/a
                                          ---            ---          ---             ---
TOTAL COST                              $  88            n/a        $  92             n/a

WHARF MINE
Cash cost                               $ 217          $ 204        $ 212           $ 223
Non-cash cost                               7             18            6              18
                                          ---            ---          ---             ---
TOTAL COST                              $ 224          $ 222        $ 218           $ 241

AVERAGE
Cash cost                               $  86          $ 204         $ 85           $ 223
Non-cash cost                              25             18           29              18
                                          ---            ---          ---             ---
TOTAL COST                              $ 111          $ 222        $ 114           $ 241

1 production costs are based on ounces of gold sold, which may differ from ounces of gold produced.
2 The Red Lake Mine began commercial production on 01/01/2001

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 3

FINANCIAL AND OPERATING RESULTS YEAR ended DECEMBER 31, 2001

Cash flow from operations in 2001 was $95.6 million, or $1.16 per share, compared with $7.5 million, or $0.09 per share in 2000. Earnings for 2001 were $52.8 million, or $0.64 per share, compared with a loss of $19.3 million or $0.24 per share in 2000.

Gold production for 2001 was 607,403 ounces at a cash cost of $85 per ounce sold. This compares with production of 178,929 ounces at a cash cost of $223 per ounce sold. In its first full year of commercial production the Red Lake Mine produced 503,385 ounces of gold at a cash cost of $59 per ounce sold. During 2001 the Wharf Mine produced 104,018 ounces at a cash cost of $212 per ounce sold compared with 93,814 ounces at a cash cost of $223 per ounce sold for the full year 2000.

INDUSTRY LEADING MARGINS

Profit margins continue to be extremely competitive. For 2001, our gross operating margin was 66%, our net profit margin was 32% and our return on equity 34%.

DIVIDEND PAYMENT

A special dividend of $0.10 per share was paid on November 7, 2001. This increased our total dividend payment for 2001 to $0.20 per share and our yield to approximately 1.6% (based on the year end 2001 share price).

In 2002, Goldcorp intends to pay a $0.20 dividend with quarterly payments of $0.05 per share commencing in the first quarter. The plan is to provide shareholders with the option to take this dividend payment in US$, CDN$ or gold bullion.

RED LAKE MINE

EXCEPTIONAL FIRST YEAR OF COMMERCIAL PRODUCTION

During 2001, the performance of the Red Lake Mine significantly exceeded the original business plan (feasibility study) forecasted annual production of 240,000 ounces of gold at a cash cost of $88 per ounce. The 503,385 ounces produced during 2001 represents a 110% improvement from original forecasts, while the cash cost of $59 per ounce is 33% lower.

Fourth quarter production of 113,694 ounces resulted from the processing of 64,898 tons (at an average rate of 705 tons per day) with an average grade of 2.14 ounces of gold per ton (opt) or 73.38 grams per tonne (gpt) with a recovery rate of 88.2%. Year to date production of 503,385 ounces has resulted from the processing of 246,618 tons (at an average rate of 676 tons per day) with an average grade of 2.26 opt Au (77.50 gpt) with a recovery rate of 88.5%. This production also included 16,355 ounces from processing concentrate.

ACHIEVING EXPLORATION SUCCESS

During the fourth quarter, 2001 work continued towards the goal of doubling the vertical extent of the High Grade Zone (HGZ) to a depth of 7000 feet (ft) or 2134 metres (m). To date the main focus has been on the Hanging Wall 5 Zone (HW5) which is the highest grade zone and accounts for 25% of our reserves.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 4

Results continued to be encouraging with intersections of up to 13.82 opt (473.7 gpt) over a length of 16.0 ft (4.9 m) in hole 34L860DW. The deepest intersection to date identified the HW5 Zone at a vertical depth of 6763 ft (2061m) with an average grade 5.41 opt (185.5 gpt) over a length of 8.0 ft (2.4 m) in hole 34L860GW. This work has progressed now more than 80% towards the goal of doubling the vertical extent of the HW5 Zone.

Additional drilling continued to indicate that the Footwall Zones of the HGZ were larger and more continuous than previously thought and, perhaps most importantly, that the mineralization in these zones remains open at depth. The most significant recent intersections included 7.94 opt Au (272.2 gpt) across 4.0 ft (1.22m) in hole 37L167 and 2.84 opt Au (97.3 gpt) across 10.0 ft (3.05m) in hole 37L168.

PAST PRODUCTION, INTRIGUING POTENTIAL

Prior to mining the HGZ, past production from the Red Lake Mine (1948 to 1996) took place in lower grade (sulphide) mineralization, with the deepest area mined being 4400 ft (1372 m) below surface. Drilling prior to 2001 has encountered this mineralization for an additional 3000 ft (915 m) vertically. Drilling during 2001 continued to identify the continuity of this mineralization with intersections of up to 0.96 opt (32.9 gpt) across 16.4 ft (5.0 m) in hole 37L037.

LARGE TARGET – FAR EAST ZONE

To the east of current mine workings exploration of the Far East Zone is testing the potential for additional mineralization of both the high grade type currently being mined, and the lower grade (or sulphide) type previously mined. During the fourth quarter the most significant intersection to date was obtained in hole 16L1141 with 1.42 opt Au (48.7 gpt) across 27.3 ft (8.3 m). To date mineralization in the Far East Zone has been encountered over a vertical extent of 5,400 ft (1646 m) and lateral distance of 1500 ft (457 m). This mineralization is located approximately 1200 ft (366m) east of the easterly limits of previous mine activity and is more than 4000 ft (1219 m) from the eastern property boundary.

2002 PRODUCTION AND EXPLORATION OUTLOOK

A decision was made to decrease production modestly at the Red Lake Mine in 2002 relative to 2001 to facilitate additional development work in support of our exploration effort. This additional development will create access points which will allow systematic exploration to test for the continuation, at depth, of all the individual zones, which together make up the HGZ and the testing of three other major exploration target areas. A minor increase in production costs at Red Lake in response to this, is forecast, although we are still forecasting low cash costs of below $70 per ounce. Relative to 2001 higher production costs at the Wharf Mine are anticipated during 2002.

For 2002 total corporate production is forecast at 570,000 ounces of gold at a cash cost of less than $100 per ounce. The contribution from Red Lake is forecast to be 475,000 ounces at a cash cost of less than $70 per ounce.

The 2002 exploration program at the Red Lake Mine will focus on 4 principal target areas. First, to test for the vertical continuation of all zones comprising the HGZ. Second, to test for lateral extensions of the HGZ to the east and west. Third, to explore for extensions of the lower grade sulphide mineralization at depth; and Fourth, to test (by surface and underground drilling) for continuation of Far East mineralization to the east.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 5

EXPANDING INDEX MEMBERSHIP

Effective December 17, 2001 Goldcorp was added to the Gold Bugs Index (HUI) of the American Stock Exchange (AMEX). In addition, effective November 1, 2001 options on Goldcorp were listed on the prestigious Chicago Board Options Exchange (CBOE). The CBOE is the world’s largest options marketplace. Both events are positive developments for our shareholders.

These developments during the fourth quarter, 2001 were the latest of several during 2001 which have helped increase the visibility and liquidity of our shares. During the second quarter, Goldcorp was also added to the Toronto Stock Exchange 100 Index and the FTSE Gold Index in London. On October 8, 2001 the company also became a member of the Philadelphia Stock Exchange Gold and Silver Index (XAU). All of these gold indices are internationally monitored as measures of the performance of gold shares.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 6

KEY STATISTICS
(in United States dollars)

                                              Three months ended         Twelve months ended
                                                    December 31,                December 31,
                                               2001         2000           2001         2000
----------------------------------------------------------------    ------------------------
OPERATING RESULTS

Gold produced (ounces)                      138,451       82,074        607,403      178,929
Gold sold (ounces)                          131,047       82,300        577,736      176,008

Per ounce data
    Average actual gold price                  $278      $   269       $    271      $   279
    Average realized gold price                 278          274            271          278
    Cash cost                                    86          204             85          223
    Total cost                                  111          222            114          241
----------------------------------------------------------------    ------------------------
FINANCIAL RESULTS (thousands)

Revenue from gold sales                    $ 36,664      $22,642       $157,310      $49,198
Total revenues                               39,013       25,732        165,699       61,306
Earnings (loss) for the period               12,171      (13,562)        52,820      (19,326)
Operating cash flow                          22,733        8,677         95,643        7,465

Per share data
    Earnings (loss) for the period
       Basic                               $   0.15      $ (0.17)      $   0.64      $ (0.24)
       Diluted                                 0.14        (0.17)          0.63        (0.24)

    Operating cash flow (deficiency)
       Basic                               $   0.28      $  0.11       $   1.16      $  0.09
       Diluted                                 0.27         0.11           1.14         0.09

Weighted average number of shares            82,523       80,535         82,148       79,079
----------------------------------------------------------------    ------------------------
                                                                          As at        As at
                                                                       Dec. 31,     Dec. 31,
                                                                           2001         2000
----------------------------------------------------------------    ------------------------
FINANCIAL POSITION (thousands)

Cash and short-term investments                                         $78,104      $17,175
Gold bullion inventory:
    Cost                                                                  3,846        1,049
    Market                                                                9,694        1,509
Working capital                                                          88,587       19,242
Long-term debt                                                                -            -
Shareholders' equity                                                    157,552      126,548

Gold production sold forward (hedging)                                      NIL          NIL

Common shares
    Outstanding                                                          82,545       81,589
    Fully diluted                                                        89,830       89,664
----------------------------------------------------------------    ------------------------
Goldcorp Inc. – 2001 Fourth Quarter Results	Page 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commercial production at Red Lake began on January 1, 2001, with actual mining of the high grade ore commencing in July 2000. The production from Red Lake has had a significant impact on the Company’s financial position and operating results for the year ended December 31, 2001, and the comparisons with prior periods.

Earnings and Cash Flow

Goldcorp’s earnings for the fourth quarter of 2001, in accordance with generally accepted accounting principles, were $12.2 million, or $0.15 per share. This compares with a loss of $13.6 million, or $0.17 per share, for the corresponding period in 2000. Operating cash flow for the quarter was $22.7 million, or $0.28 per share, compared with $8.7 million, or $0.11 per share for the corresponding period in 2000.

For the twelve months ended December 31, 2001, earnings were $52.8 million, or $0.64 per share ($0.63 on a diluted basis), compared with a loss of $19.3 million, or $0.24 per share, in 2000. Operating cash flow for the year was $95.6 million, versus $7.5 million last year. On a per share basis, operating cash flow was $1.16 per share ($1.14 diluted), compared with $0.09 per share for the same period in 2000.

Gold Bullion Held for Sale

The Company recognizes revenue under generally accepted accounting principles. Revenue is recognized when title passes to the purchaser and as a result revenue is recorded when the gold is sold not when the gold is produced. During the third quarter, management made the decision not to sell a portion of the gold production, accumulating approximately 28,000 ounces of bullion inventory at September 30, 2001. During the fourth quarter bullion inventory increased to approximately 35,000 ounces.

The Company believes that its financial performance should be measured with gold bullion recorded at its net realizable value based on the average realizable value during the period, which more accurately reflects the results of the Company’s production activities and eliminates income fluctuations caused by changes in inventory levels. The recognition of gold bullion inventory at net realizable value would have resulted in earnings per share of $0.16 per share for fourth quarter in 2001 and $0.68 per share for the year ended December 31, 2001. This represents respective increases of $0.01 and $0.04 per share from the reported earnings for the three and twelve month periods ended December 31, 2001. Had the gold been sold, cash flow from operations would have increased by $0.02 and $0.10 per share during the respective three and twelve month periods to $0.30 and $1.26 per share.

                                           Three months ended         Twelve months ended
                                                 December 31,                December 31,
                                            2001         2000           2001         2000
                                     -----------  -----------    -----------  -----------

Earnings (loss) per share            $      0.15  $     (0.17)   $      0.64  $     (0.24)

Earnings including Gold bullion
adjusted to realizable
market value, net of taxes                  0.01           -            0.04           -
                                     -----------  -----------    -----------  -----------

Total                                $      0.16  $     (0.17)    $     0.68  $     (0.24)
                                     ===========  ===========    ===========  ===========
Goldcorp Inc. – 2001 Fourth Quarter Results	Page 8

Operations Overview

Revenues

Consolidated revenues for the fourth quarter of 2001 were $39.0 million, an increase of $13.3 million over the corresponding period in 2000. The average realized price of gold for the quarter was $278 per ounce, compared with $274 per ounce during the same period in 2000. Total gold sales for the quarter were 131,047 ounces, compared with 82,300 ounces last year.

Red Lake Mine

                                                     Three months ended         Twelve months ended
                                                           December 31,                December 31,
                                                      2001         2000           2001         2000
                                               -----------  -----------    -----------  -----------

   Tons of ore milled                               64,898       49,289        246,618       74,148
   Tons of ore milled per calendar day                 705          536            676          403
   Average mill head grade (ounces per ton)           2.14         1.55           2.26         1.57
   Average recovery rate                              88.2%        85.9%          88.5%        86.7%
   Ounces of gold produced                         113,694       58,909        503,385       85,115
   Ounces of gold sold                             109,550       59,100        477,120       82,850
   Operating cost per ounce
       Cash production cost                       $     60          n/a       $     59          n/a
       Non-cash cost                                    28          n/a             33          n/a
                                                  --------     --------       --------      -------
   Total operating cost                           $     88          n/a       $     92          n/a
                                                  ========     ========       ========      =======

Gold production of 113,694 ounces for the fourth quarter resulted from the processing of 64,898 tons at an average grade of 2.14 ounces of gold per ton (opt Au), or 73.4 grams per tonne (gpt), with a recovery rate of 88.2%. Twelve month production of 503,385 ounces, including 16,355 ounces from concentrate, resulted from the processing of 246,618 tons at an average grade of 2.26 opt Au (77.5 gpt), with a recovery rate of 88.5%.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 9

Wharf Mine

                                                     Three months ended         Twelve months ended
                                                           December 31,                December 31,
                                                      2001         2000           2001         2000
                                               -----------  -----------    -----------  -----------

   Tons of ore mined (000's)                         1,072        1,044          4,345        4,108
   Tons of waste removed (000's)                     2,241        1,700          7,423        6,917
   Ratio of waste to ore                            2.09:1       1.63:1         1.71:1       1.68:1
   Tons of ore processed (000's)                       968        1,088          4,217        4,161
   Average grade of gold processed
     (ounces per ton)                                0.030        0.032          0.030        0.031
   Ounces of gold produced                          24,757       23,165        104,018       93,814
   Ounces of gold sold                              21,497       23,200        100,616       93,158
   Operating cost per ounce
       Cash production cost                       $    198     $    190       $    197      $   207
       Royalties and severance taxes                    19           14             15           16
                                                  --------     --------       --------      -------
     Total cash cost                                   217          204            212          223
       Non-cash cost                                     7           18              6           18
                                                  --------     --------       --------      -------
     Total operating cost                         $    224     $    222       $    218      $   241
                                                  ========     ========       ========      =======

Wharf produced 104,018 ounces of gold for the 2001 year, an increase of 11% over last year. Total cash cost of $212 per ounce was $11 below last year’s results.

Industrial Minerals - Saskatchewan Minerals

                                                     Three months ended         Twelve months ended
                                                           December 31,                December 31,
                                                      2001         2000           2001         2000
                                               -----------  -----------    -----------  -----------
   OPERATING DATA (000's)
   Tons produced                                      32.0         46.2          122.2        202.5
   Tons sold                                          32.1         49.2          120.4        203.7

   FINANCIAL DATA (in millions of US dollars)
   Revenues                                          $ 2.4        $ 3.1         $  8.4       $ 12.1
   Operating profit (loss)                             0.6         (5.8)           2.0         (4.8)
   Operating profit before writedown                   0.6          0.6            2.0          1.6
   Operating cash flow                                 0.6          0.7            2.2          2.1

Results from Saskatchewan Minerals reflect the decision last year to close the less energy efficient Ingebrigt plant, which has resulted in lower revenues but higher operating profit. The Chaplin Plant is operating virtually at capacity.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 10

Exploration and Reserve Development

Total exploration and reserve development expenditures for the Company were $4.6 million in the fourth quarter, compared with $3.1 million in the corresponding period last year. Of the total, $1.3 million was expensed versus $0.6 million last year.

During the year, $14.4 million was expended on exploration and reserve development, compared with $7.7 million in 2000. Of the total, $4.6 million was expensed, versus $1.4 million last year. The majority of the expenditures were in support of better defining or expanding reserves and testing of new targets in the Red Lake district.

Depreciation, Depletion and Reclamation

Depreciation, depletion and reclamation expense for the fourth quarter in 2001 was $6.9 million, compared with $3.7 million for the fourth quarter in 2000. Depreciation, depletion and reclamation expense for the year ended 2001, was $20.6 million, compared with $7.6 million during the same period last year. The increase for both the three months and year ended December 31, 2001 is due to increased production with the commencement of operations at the Red Lake Mine in August 2000. In addition, during the fourth quarter, a provision for reclamation costs at the Golden Reward Mine site was recorded, increasing depreciation, depletion and reclamation expense by $3.6 million. The Golden Reward Mine has been on care and maintenance since production ceased in 1996. Management made the decision to commence reclamation of the mine site.

Other Income

Interest and other income for the fourth quarter was $1.1 million, compared with breakeven during the same period in 2000. Interest and other income for 2001 was $2.8 million, compared with $2.3 million in 2000. The increase for both the three month and twelve month periods ended 2001 is largely the result of increased interest revenue on larger cash balances and gains recorded on foreign exchange from Canadian operations. The increase resulting from larger cash balances was partially offset by lower interest rates in 2001.

Income Taxes

The Company is subject to income and mining taxes in both Canada and the United States. In the fourth quarter of 2001, a tax provision of $5.2 million was recorded on earnings before taxes of $17.4 million. During the corresponding period in 2000, a recovery of $3.4 million was recorded on a loss before taxes of $17.0 million. During the year ended 2001, a tax provision of $28.2 million was recorded on earnings before taxes of $81.0 million. During the same period in 2000, a recovery of $6.0 million was recorded on a loss before taxes of $25.3 million. Also included in the provision recorded for 2001 was a one-time reduction as a result of recent changes to the Ontario income tax rate.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 11

Liquidity and Capital Resources

As at December 31, 2001, the Company had no debt and had not hedged or sold forward any of its future gold production. Goldcorp’s cash position increased from $17.2 million at December 31, 2000, to $78.1 million at the end of the fourth quarter

Cash flow provided by operating activities totalled $22.7 million for the fourth quarter, compared with $8.7 million during the corresponding period in 2000. For the twelve month period in 2001 cash flow from operations was $95.6 million, compared to $7.5 million during the same period in 2000. The strong cash generation is due largely to the operating results from Red Lake. During the year operating cash flow from the Red Lake Mine totalled $101.0 million, compared with a deficit of $0.5 million in 2000.

During 2001, the Company invested $19.1 million in its mining interests largely at Red Lake in support of its exploration and mine development effort.

The Company paid a $0.05 per share dividend in both the first and third quarters of 2001, totalling $8.2 million. During the fourth quarter a special dividend of $0.10 per share was declared and paid, bringing the total dividends paid in 2001 to $16.4 million, or $0.20 per share.

The Company’s working capital was $88.6 million, of which $78.1 million was in cash and liquid short-term investments, and $3.9 million, or approximately 35,000 ounces of gold valued at cost, was in gold bullion inventory. The market value of the gold bullion inventory, as at December 31, 2001, was $9.7 million.

Outlook for 2002

The Company expects continuing strong operating results in 2002. During the second year of commercial production at the Red Lake Mine we are projecting production of 475,000 ounces of gold, including 25,000 ounces produced from concentrate in the second half, at a cash cost of less than $70 per ounce and a total cost of under $100 per ounce. Average mill head grade is expected to be 2.14 opt Au (73.1 gpt) with an average recovery rate of 88.7%. The production forecast is based on milling 650 tons per day, down from an average of 676 tons per day during 2001. A decision was made to decrease production modestly in 2002 relative to 2001 to facilitate additional development work in support of our exploration effort. The total exploration plan is budgeted at approximately $15 million.

Production for 2002 from Wharf is forecast at 95,000 ounces at a total cash cost of $220 per ounce. The reclamation effort at the Golden Reward Mine is expected to be substantially completed over the next two year period.

Goldcorp’s balance sheet will remain strong with the necessary cash and bullion reserves to meet the expected operating and capital needs, advance its exploration program and take advantage of possible growth opportunities.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 12

Forward-Looking Statements

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading “Risk Factors” and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Financial Information

Attached are Goldcorp’s Consolidated Financial Statements for the three months and year ended December 31, 2001. A complete set of our December 31, 2001 Audited Consolidated Financial Statements will be available on our website at www.goldcorp.com.

Goldcorp

Goldcorp is a North American based gold producer. By market capitalization, we are in the top ten of gold producers globally. Gold production comes from our rich, high grade mine in Red Lake, Northwestern Ontario, Canada and our Wharf Mine in the historic Lead Mining area in the Black Hills of South Dakota, USA. The Red Lake Mine is one of the richest gold mines in the world. In addition we own an industrial minerals operation in Saskatchewan, Canada. All of our operations are 100% owned. Goldcorp is listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively. The company is in excellent financial condition, with no debt and positive free cash flow and earnings. Goldcorp’s production is unhedged, which allows its shareholders to participate fully in a rising gold price environment.

For further information, please contact:

Chris Bradbrook Vice President, Corporate Development Telephone: (416) 865-0326 Facsimile: (416) 361-5741 email: cbradbrook@goldcorp.com General enquires: (800) 813-1412 (Canada and United States)	Corporate Office: Goldcorp Inc. 145 King St. West, Suite 2700 Toronto, Ontario Canada M5H 1J8 email: info@goldcorp.com website: www.goldcorp.com
Goldcorp Inc. – 2001 Fourth Quarter Results	Page 13

GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets (audited)
(in thousands of United States dollars)

                                                                           As at              As at
                                                                    December 31,       December 31,
                                                                            2001               2000
                                                                  --------------    ---------------
ASSETS

CURRENT ASSETS
    Cash and short-term investments                               $       78,104      $      17,175
    Gold bullion inventory
       (market value: $9,694; 2000: $1,509)                                3,846              1,049
    Accounts receivable                                                    2,963              4,549
    Marketable securities                                                  5,942              3,879
    Inventories                                                           11,588              9,655
    Future income taxes                                                      898                831
    Prepaid expenses                                                       1,071              1,023
                                                                  --------------      -------------
                                                                         104,412             38,161

MINING INTERESTS, NET                                                    117,971            123,914
DEPOSITS FOR RECLAMATION COSTS                                             2,764              4,049
FUTURE INCOME TAXES                                                            -              2,571
OTHER ASSETS                                                               1,258              1,127
                                                                  --------------      -------------
                                                                  $      226,405      $     169,822
                                                                  ==============      =============
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                      $       12,747      $      16,582
    Taxes payable                                                          3,078              2,337
                                                                  --------------      -------------
                                                                          15,825             18,919
                                                                  --------------      -------------

PROVISION FOR RECLAMATION COSTS AND OTHER LIABILITIES                     18,270             14,727
                                                                  --------------      -------------
FUTURE INCOME TAXES                                                       34,758              9,628
                                                                  --------------      -------------
SHAREHOLDERS’ EQUITY
    Capital stock                                                        205,298            201,834
    Note receivable for capital stock                                     (2,413)            (2,413)
    Cumulative translation adjustment                                    (15,010)            (6,014)
    Deficit                                                              (30,323)           (66,859)
                                                                  --------------      -------------
                                                                         157,552            126,548
                                                                  --------------      -------------
                                                                  $      226,405      $     169,822
                                                                  ==============      =============

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 14

Consolidated Statements of Operations
(in thousands of United States dollars, except per share amounts)

                                                     Three months ended                  Year ended
                                                           December 31,                December 31,
                                                      2001         2000           2001         2000
                                               -----------  -----------    -----------  -----------
                                                      (unaudited)                  (audited)
Revenues
    Gold bullion                               $    36,664  $    22,642    $   157,310  $    49,198
    Industrial minerals                              2,349        3,090          8,389       12,108
                                               -----------  -----------    -----------  -----------
                                                    39,013       25,732        165,699       61,306
                                               -----------  -----------    -----------  -----------
Expenses
    Operating                                       13,053       14,968         56,631       47,275
    Red Lake strike settlement expense                   -            -              -        5,994
    Corporate administration                         1,394        1,745          5,149        5,221
    Depreciation, depletion and reclamation          6,938        3,662         20,552        7,635
    Exploration                                      1,251          554          4,576        1,424
    Writedown of mining interests                        -       20,711              -       20,711
                                               -----------  -----------    -----------  -----------
                                                    22,636       41,640         86,908       88,260
                                               -----------  -----------    -----------  -----------
Earnings (loss) from operations                     16,377      (15,908)        78,791      (26,954)
                                               -----------  -----------    -----------  -----------
Other income (expense)
    Interest and other income                        1,084          (32)         2,831        2,273
    Gain on marketable securities                        -          896            392        1,293
    Increase in provision for decline
       in value of marketable securities               (70)      (1,908)        (1,037)      (1,942)
                                               -----------  -----------    -----------  -----------
                                                     1,014       (1,044)         2,186        1,624
                                               -----------  -----------    -----------  -----------
Earnings (loss) before taxes                        17,391      (16,952)        80,977      (25,330)
Income and mining taxes (recovery)                   5,220       (3,390)        28,157       (6,004)
                                               -----------  -----------    -----------  -----------
Earnings (loss) for the period                 $    12,171  $   (13,562)   $    52,820  $   (19,326)
                                               ===========  ===========    ===========  ===========
Earnings (loss) per share
    Basic                                      $      0.15  $     (0.17)   $     0.64   $     (0.24)
                                               ===========  ===========    ===========  ===========
    Diluted                                    $      0.14  $     (0.17)   $     0.63   $     (0.24)
                                               ===========  ===========    ===========  ===========

Weighted average number of shares
    outstanding (000's)                             82,523       80,535         82,148       79,079
                                               ===========  ===========    ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 15

Consolidated Statements of Retained Earnings (Deficit)
(in thousands of United States dollars)

                                                     Three months ended                 Year ended
                                                           December 31,               December 31,
                                                      2001         2000           2001         2000
                                               -----------  -----------    -----------  -----------
                                                      (unaudited)                  (audited)

Retained earnings (deficit) at
    beginning of period                        $   (34,286) $     2,829    $   (66,859) $     8,593

Adjustment on amalgamation with
    CSA Management Inc.                                  -      (56,276)             -      (56,276)

Dividends paid to common shareholders               (8,239)           -        (16,444)           -

Interest on note receivable for
    capital stock                                       31          150            160          150

Earnings (loss) for the period                      12,171      (13,562)        52,820      (19,326)
                                               -----------  -----------    -----------  -----------
Deficit at end of period                       $   (30,323) $   (66,859)   $   (30,323) $   (66,859)
                                               ===========  ===========    ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 16

Consolidated Statements of Cash Flows
(in thousands of United States dollars)

                                                     Three months ended                  Year ended
                                                           December 31,                December 31,
                                                      2001         2000           2001         2000
                                               -----------  -----------    -----------  -----------
                                                      (unaudited)                  (audited)
Cash provided by (used in)
Operating activities
    Earnings (loss) for the period             $    12,171  $   (13,562)   $    52,820  $   (19,326)
    Items not affecting cash
       Depreciation, depletion and
          reclamation                                6,938        3,662         20,552        7,635
       Writedown of mining interests                     -       20,711             -        20,711
       Gain on marketable securities                     -         (896)          (392)      (1,293)
       Increase in provision for decline in
          value of marketable securities                70        1,908          1,037        1,942
       Future income taxes                           4,604       (3,022)        27,558       (6,435)
       Other                                          (698)         (33)          (914)        (432)
       Change in non-cash operating
          working capital                             (352)         (91)        (5,018)       4,663
                                               -----------  -----------    -----------  -----------
Net cash provided by operating activities           22,733        8,677         95,643        7,465
                                               -----------  -----------    -----------  -----------

Investing activities
    Mining interests                                (5,578)      (7,786)       (19,059)     (39,489)
    Purchases of marketable securities
       and other assets                               (903)      (2,255)        (2,382)      (2,715)
    Proceeds from sale of marketable
       securities                                        -        2,478            690        2,478
    Amalgamation with
       CSA Management Inc.                               -       (1,271)             -       (1,271)
    Decrease (increase) in deposits for
       reclamation costs                                 -           (1)            (8)       1,018
                                               -----------  -----------    -----------  -----------
Net cash used in investing activities               (6,481)      (8,835)       (20,759)     (39,979)
                                               -----------  -----------    -----------  -----------
Financing activities
    Issue of capital stock                             409        3,277          4,745        3,922
    Dividends paid to common
       shareholders                                 (8,239)           -        (16,444)           -
                                               -----------  -----------    -----------  -----------
Net cash provided by (used in)
    financing activities                            (7,830)       3,277        (11,699)       3,922
                                               -----------  -----------    -----------  -----------
Effect of exchange rate changes on cash               (575)        (289)        (2,256)      (1,080)
                                               -----------  -----------    -----------  -----------
Increase (decrease) in cash and
    short-term investments                           7,847        2,830         60,929      (29,672)
Cash and short-term investments
    at beginning of period                          70,257       14,345         17,175       46,847
                                               -----------  -----------    -----------  -----------
Cash and short-term investments
    at end of period                           $    78,104  $    17,175    $    78,104  $    17,175
                                               ===========  ===========    ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. – 2001 Fourth Quarter Results	Page 17

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in thousands of United States dollars, tabular amounts in thousands)

1.	General
These consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2001.
2.	Segmented Information
The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company’s gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial mineral operations are based on the location of the customer.

                                                       Three months ended              Year ended
                                                             December 31,            December 31,
                                                         2001        2000        2001        2000
                                                   ----------  ----------  ----------   ---------
    GOLD
    Revenues:
        Canada                                     $   30,646  $   16,282  $  129,586  $   22,938
        United States                                   6,018       6,360      27,724      26,260
                                                   ----------  ----------  ----------  ----------
                                                       36,664      22,642     157,310      49,198
    Depreciation, depletion and reclamation             6,878       3,530      20,311       7,083
    Writedown of mining interests                           -      14,315           -      14,315
    Operating income (loss) before taxes               18,410      (8,111)     82,781     (15,935)
    Expenditures for mining interests                   5,526       7,780      18,991      39,084

    INDUSTRIAL MINERALS
    Revenues:
        Canada                                     $    1,203  $    1,342  $    4,681  $    5,278
        United States                                   1,146       1,748       3,708       6,830
                                                   ----------  ----------  ----------  ----------
                                                        2,349       3,090       8,389      12,108
    Depreciation, depletion and reclamation                60         132         241         552
    Writedown of mining interests                           -       6,396           -       6,396
    Operating income (loss) before taxes                  793      (5,587)      1,954      (4,869)
    Expenditures for mining interests                      52           6          68         405
Goldcorp Inc. – 2001 Fourth Quarter Results	Page 18

Goldcorp Inc. Notes to Consolidated Financial Statements

                                                     Three months ended              Year ended
                                                           December 31,            December 31,
                                                       2001        2000        2001        2000
                                                 ----------  ----------  ----------  ----------
TOTAL
 Revenues:
    Canada                                       $   31,849  $   17,624  $  134,267  $   28,216
    United States                                     7,164       8,108      31,432      33,090
                                                 ----------  ----------  ----------  ----------
                                                     39,013      25,732     165,699      61,306
Depreciation, depletion and reclamation               6,938       3,662      20,552       7,635
Writedown of mining interests                             -      20,711           -      20,711
Operating income (loss) before taxes                 19,203     (13,698)     84,735     (20,804)
Expenditures for mining interests                     5,578       7,786      19,059      39,489

RECONCILIATION OF EARNINGS (LOSS) BEFORE TAXES

                                                     Three months ended              Year ended
                                                           December 30,            December 31,
                                                       2001        2000        2001        2000
                                                 ----------  ----------  ----------  ----------

Operating income (loss) from reportable
     segments before taxes                       $   19,203  $  (13,698) $   84,735  $  (20,804)
Gain on marketable securities                             -         896         392       1,293
Increase in provision for decline in value
    of marketable securities                            (70)     (1,908)     (1,037)     (1,942)
Interest and other income (expense)                     309        (177)      2,061       1,392
Corporate expenses and other                         (2,051)     (2,065)     (5,174)     (5,269)
                                                 ----------  ----------  ----------  ----------

Earnings (loss) before taxes                     $   17,391  $  (16,952) $   80,977  $  (25,330)
                                                 ==========  ==========  ==========  ==========